Exhibit 99.1

NEWS RELEASE

UPDATED CONFERENCE CALL PHONE DIAL-IN NUMBER FOR NORTH AMERICAN ENERGY PARTNERS YEAR END AND FOURTH QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Edmonton, Alberta, February 13, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA.TO / NYSE:NOA) has updated the conference call dial-in number for its call on Wednesday, February 15 at 7:00 am MT (9:00 am ET) to the following:
Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will continue to be available through March 15, 2017, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 55802258

The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8314

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
 Director, Finance and Information Technology
North American Energy Partners Inc.
Phone: (780) 969-5574
 Email: dbrunetta@nacg.ca

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171
www.nacg.ca